[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]

August 25, 2008

EDGAR

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:      Jackson National Life Insurance Company ("Jackson")
         Jackson National Separate Account IV
         File Nos. 333-108433 and 811-09933

Dear Mr. Kotapish:

I am writing on behalf of the above registrant and offering for approval to use the disclosure in the amendment filed on July 1, 2008 (Accession No. 0001113683-08-000029) as a template (the "Template Filing") for two other offerings of the same registrant (File No. 333-118131 (2 offerings)) having the same changes (the "Replicate Filings"). The changes are:

o Revisions pursuant to the adoption of the 2001 CSO Mortality Table;

o Availability of a Protector Term Insurance Rider. Subject to specific conditions, this rider provides renewable and convertible term insurance coverage on the base Insured up to the Insured's Attained Age 95; and

o Updating certain terminology and disclosure.

There are also sub-account changes and other non-material changes.

We filed the Template Filing on July 1, 2008, under rule 485(a)(1). The proposed effective date of the Template Filing is September 5, 2008, and we desire the same effective date for the Replicate Filings.

About the Replicate Filings, we represent that:

o The disclosure changes in the Template Filing are substantially identical to the disclosure changes to be reflected in the Replicate Filings.

o Because the disclosure changes in the Replicate Filings are substantially identical to the disclosure changes in the Template Filing, we will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

o The Replicate Filings will effectively incorporate changes made to the Template Filing's disclosure in response to Staff comments.

o No Replicate Filing will include changes that would otherwise render it ineligible for filing under rule 485(b).

Please let me know if this proposal is acceptable. My direct line is (517) 367-3835, and my e-mail address is tony.dowling@jnli.com. Thank you very much.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel

cc:      Ellen J. Sazzman, Esq.